SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 6, 2003
Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 World Wide Web: http://www.bwalk.com

November 6, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK’S BOARD CONSIDERS CONVERSION TO A REAL ESTATE INVESTMENT TRUST

Calgary, Alberta — November 6, 2003 — BOARDWALK EQUITIES INC. (“BEI”) has recently engaged CIBC World Markets, Deloitte & Touche LLP, PricewaterhouseCoopers LLP and Stikeman Elliott LLP to advise the Corporation on the reorganization of the Corporation as a Real Estate Investment Trust.

At a meeting held on November 5, 2003, the Board of Directors of BEI reviewed the proposal for the reorganization and concluded that the proposal had the potential to increase shareholder value. The Board of Directors determined to form a Special Committee of Independent Board members to ensure that the reorganization is fair to all shareholders. Management anticipates a further press release in the near future outlining the effects of the proposed reorganization once annual budgeting is completed and various technical aspects of the reorganization are reviewed.

As previously disclosed, the Company will be holding it’s normal third quarter financial results conference call on November 17th, 2003, and at this time an update on this process will be provided.

Reasons for Consideration of Reorganization

Some of the reasons offered for reorganizing Boardwalk’s entire portfolio to a REIT are:

a)	Monthly cash distributions are anticipated to provide an attractive return to Unitholders without impairing Boardwalk’s ability to finance capital expenditures and to repay external debt;

b)	The Company’s diversified portfolio of multi-family rental properties provides a relatively stable cash flow which is well suited for a REIT structure;

c)	Boardwalk REIT involves a trust structure which will result in a higher level of cash distributions than would be available under the existing corporate structure of BEI;

d)	A significant portion of Boardwalk REIT’s distribution to Unitholders will be tax deferred;

e)	It is anticipated that the reorganization will provide Boardwalk REIT with greater access to the public capital markets to fund growth initiatives than is or would be available to BEI under current market conditions;

f)	Boardwalk REIT would be the largest and most geographically diverse publicly traded multi-family trust in Canada.

This reorganization is subject to shareholder and regulatory approval, as well as final approval by the Board of Directors of BEI. Various consents of the Corporation’s lenders are also necessary. There is no certainty at this time that the reorganization will be implemented.

In addition to continuing the normal course distribution of common shares during this process, Messrs. Sam and Van Kolias, prior to the conversion to a REIT, may divest a significant portion of their current holdings for tax and structural considerations. Messrs. Sam and Van Kolias will continue to hold a material interest in the proposed REIT.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,200 units totaling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.2 billion.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 206-6808